UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8809

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCANA Corporation
1426 Main Street
Columbia, SC  29201

TABLE OF CONTENTS

		Page

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available For Benefits		4

Statement of Changes in Net Assets Available for Benefits		5

Notes to Financial Statements		6

Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)		11

Signature		12

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s
	Rules and Regulations for Reporting and Disclosure under the Employee Retirement
	Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

23.01	Consent of Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SCANA CORPORATION
STOCK PURCHASE – SAVINGS PLAN
COLUMBIA, SOUTH CAROLINA

We have audited the accompanying statements of net assets available for benefits of SCANA Corporation Stock Purchase – Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP

Raleigh, North Carolina
June 26, 2007

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, (Thousands of dollars)	2006	2005

Assets:
Investments at Fair Value:
Participant Directed Investments	$620,143	$564,625

Total Investments	620,143	564,625

Receivables:
Contributions Receivable – Employee	1,216	1,135
Contributions Receivable – Employer	2,056	1,926
SCANA Corporation Dividends Receivable	4,732	4,383

Total Receivables	8,004	7,444

Net Assets Available for Benefits at Fair Value	628,147	572,069
Adjustments From Fair Value To Contract Value For Fully Benefit-Responsive Investment Contacts	381	220
Net Assets Available for Benefits	$628,528	$572,289

See Notes to Financial Statements.

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2006 (Thousands of dollars)

ADDITIONS:
Investment Income:
Interest and Dividends	$28,316
Net Appreciation in Fair Value of Investments	21,437
Total Investment Income	49,753

Contributions:
Company and Participating Subsidiaries’ Match	18,823
Participating Employees	26,788

Total Contributions	45,611

Total Additions	95,364

DEDUCTIONS:
Distributions to Participants	(38,739)
Administrative Expenses	(386)

Total Deductions	(39,125)

INCREASE IN NET ASSETS	56,239

Net Assets Available for Benefits, Beginning of Year	572,289

Net Assets Available for Benefits, End of Year	$628,528

See Notes to Financial Statements.

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.       Summary of Accounting Policies

Basis of Accounting — The accompanying financial statements for the SCANA Corporation (the Company) Stock Purchase-Savings Plan (the Plan) have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

The INVESCO Stable Value Trust (the “Trust”) is a stable value fund in the Institutional Retirement Trust (“IRT”). IRT is a Collective Trust of AMVESCAP National Trust Company for Participating Pensions and Profit Sharing Trusts, established by AMVESCAP National Trust Company  (AMVESCAP) for the investment and reinvestment of funds contributed by AMVESCAP  in its capacity as a fiduciary for pension and profit sharing trusts.  The Trust holds guaranteed investment contracts and synthetic guaranteed investment contracts.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to mutual funds investments are deducted from income earned on a daily basis and are not separately reflected.  Management fees and operating expenses charged to the Plan for investments in the common and collective trust funds are accrued daily and charged to the Plan at the end of each month.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits — Benefits are recorded when paid.

Adoption of New Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

2.        Description of the Plan

           The following description of the Plan provides only general information.  Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General — Participants must be at least 18 years of age and be receiving eligible earnings from the Company or participating subsidiaries or be on a leave of absence authorized by the Company.  The Plan is a profit sharing plan with stock bonus and employee stock ownership components.  The Plan is intended to qualify under Internal Revenue Code (Code) sections 401(a), 401(k) and 401(m).  The stock bonus and employee stock ownership components (the assets of which are initially invested in the Common Stock Fund, which invests solely in the Company’s common stock) are intended to qualify under Code sections 401(a) and 4975(e) (7).  The Plan’s assets are held by Merrill Lynch Bank and Trust Company, the Plan’s trustee (Trustee), pursuant to a trust agreement.  Administrative functions are performed by the Company’s Stock Purchase-Savings Plan Committee which has retained The Princeton Retirement Group, a Merrill Lynch subsidiary, as the Plan recordkeeper.  Administrative expenses are paid primarily by the Company and partly by the Employees (from their Plan accounts).  As part of the Plan expenses, employees pay a fee for each share of Company common stock bought or sold at their direction. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — The Plan allows participants to contribute up to 25% of eligible earnings on an after-tax basis (Regular Savings) or before-tax basis (Tax Deferred Savings), subject to certain Code limitations.  The Company and participating subsidiaries match participant contributions up to 6% of eligible earnings.  Participants who are age 50 or older or who will attain age 50 during the calendar year and are making the maximum amount of contributions allowed by the Plan or by law may make catch-up contributions.  The Plan allows for the acceptance of Direct Rollovers from eligible retirement plans, including Individual Retirement Accounts (IRA).

Participant Accounts — Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions and any Company contributions and charged with withdrawals and a portion of administrative expenses.  Once contributions are in a participant’s account and invested, they are subject to earnings and losses based on the investment options selected by the participant.  The benefit to which a participant is entitled is the participant’s vested account balance.

 Investments  — Participants direct the Trustee to invest contributions in any combination of available investment funds, including a fund invested in the Company’s common stock and a group of mutual funds and common and collective trust funds selected.  The investment funds range in investment profile from conservative to aggressive investment styles. The Company’s and participating subsidiaries’ matching contributions are initially invested in shares of the Company’s common stock but may be transferred by the Participant at any time thereafter to any other investment option in the Plan.

Vesting— Participants fully and immediately vest in all contributions, whether made by participants, the Company or participating subsidiaries.

           Participant Loans —  Participants may borrow from their account balance up to a maximum of $50,000.  The loans bear interest at a fixed rate determined by using the “Prime Interest Rate” as published in the Wall Street Journal plus 1% as determined on the last business day of each month for the next month’s loans.  Principal and interest is paid ratably through payroll deduction.  Upon termination of employment or death, the outstanding loan balance, including interest, must be paid in full or the participant’s account balance will be reduced by the outstanding amount of the loan. The Participant incurs taxable income in the amount of the outstanding loan balance, including interest.

Distributions and Withdrawals— Before attainment of age 59 1/2, participants may request in-service withdrawals from their Prior Employer, Regular Savings, Rollover, or Company matching contribution accounts.  A distribution from the Company matching contribution account may only be made from those contributions that have been held in the participant’s account for two years following the close of the Plan year during which they were made.  However, if the participant has participated in the Plan for at least five years, all Company contributions are eligible for distribution.  Participants may not receive in-service withdrawals from their Tax Deferred Savings accounts before attaining age 59-1/2 unless they can demonstrate a financial hardship.  Participants may receive full distributions from their accounts in the event of retirement, death, disability or other termination of employment.

Dividends payable on Company common stock allocated to the employee stock ownership component of the Plan are distributed to participants.  Participants may elect on a quarterly basis to have these dividends re-invested in Company common stock in lieu of such distribution.

Federal Income Tax Status — The Plan received a determination letter from the Internal Revenue Service dated April 5, 2002 indicating that the Plan complied with all required amendments and satisfied all applicable requirements of the Code through December 31, 2001.  The Plan has been amended subsequent to receiving the determination letter; however, the Company and the Plan administrator believe that the Plan was designed and continues to be operated in compliance with the requirements of the Code and that the Plan and the related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3.       Investments

The Plan’s sole investment that represented 5% or more of the Plan’s net assets available for benefits was SCANA Corporation common stock of $454.8 million (11.2 million shares) as of December 31, 2006 and $441.7 million (11.2 million shares) as of December 31, 2005.

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

SCANA Corporation Common Stock	$14,197

Common and Collective Trust Funds:
INVESCO Conservative Asset Allocation Trust	28
INVESCO Moderate Asset Allocation Trust	146
INVESCO Aggressive Asset Allocation Trust	75
INVESCO 500 Index Trust	1,846
Total Common and Collective Trust Funds	2,095

Mutual Funds:
American Century Income & Growth Fund	299
Janus Small Cap Value Fund	(232)
Dodge & Cox Stock Fund	2,336
EuroPacific Growth Fund	1,431
Lord Abbett Growth Opportunities Fund	(115)
PIMCO Total Return Fund	(100)
Pioneer Oak Ridge Large Cap Growth Fund	114
R S Partners Fund (Small-Cap Value)	6
T. Rowe Price Mid Cap Value Fund	734
Vanguard Explorer Fund	(161)
Vanguard Target Retirement Income	4
Vanguard Target Retirement 2005	16
Vanguard Target Retirement 2015	235
Vanguard Target Retirement 2025	300
Vanguard Target Retirement 2035	206
Vanguard Target Retirement 2045	72
Total Mutual Funds	5,145

Net appreciation in fair value of investments	$21,437

4.       Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds and units of participation in common and collective trust funds managed by an affiliate of the Trustee and common stock of the Company; therefore, these transactions qualify as permitted party-in-interest transactions.  Certain of the Plan investment funds pay asset-based fees for investment management services.  The Plan paid $386,483 of investment management expenses to the Trustee during 2006.

At December 31, 2006 and 2005, the Plan held 11.2 million shares of common stock of SCANA Corporation, the sponsoring employer, with a cost basis of $341.1 million and $328.5 million, respectively.  During the year ended December 31, 2006, the Plan recorded dividend income of $19.0 million.

5.      Reconciliation of Financial Statements To Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

December 31, (Thousands of dollars)	2006	2005
Statement of net assets available for benefits:

Net assets available for benefits per the financial statements	$628,528	$572,289
Adjustments from contract value to fair value for fully
benefit-responsive investment contracts	(381)	-

Net assets available for benefits per Form 5500, at fair value	$628,147	$572,289

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the net income per Form 5500 for the year ended December 31, 2006.

(Thousands of dollars)
Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$56,239
Adjustments from contract value to fair value for fully benefit-
responsive wrap contracts	(381)

Net income per Form 5500	$55,858

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
 SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Form 5500, Schedule H, Part IV, Line 4i
(Thousands of Dollars)

Description	Cost **	Current Value

* SCANA Corporation Common Stock		$454,846

* Common and Collective Trust Funds:
INVESCO 500 Index Trust		13,845
INVESCO Stable Value Trust		17,448

Mutual Funds:
American Century Income & Growth Fund		3,642
Janus Small Cap Value Fund		6,317
Dodge & Cox Stock Fund		28,918
EuroPacific Growth Fund		18,042
Lord Abbett Growth Opportunities Fund		4,736
PIMCO Total Return Fund		9,033
Pioneer Oak Ridge Large Cap Growth Fund		5,757
R S Partners Fund (Small-Cap Value)		1,661
T. Rowe Price Mid Cap Value Fund		13,705
Vanguard Explorer Fund		7,297
Vanguard Target Retirement Income		294
Vanguard Target Retirement 2005		951
Vanguard Target Retirement 2015		4,833
Vanguard Target Retirement 2025		4,906
Vanguard Target Retirement 2035		2,807
Vanguard Target Retirement 2045		949

* Loans to participants, with interest rates
ranging from 5.0% to 10.0% and maturities
ranging from 1 month to 10 years		20,156

		$620,143

* Denotes permitted party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCANA CORPORATION STOCK PURCHASE-SAVINGS PLAN

BY:	/s/Byron W. Hinson
Byron W. Hinson, Plan Manager, on behalf of
Date: June 28, 2007	The SCANA Corporation Stock Purchase-Savings Plan Committee